Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

April 24, 2023

Filed via EDGAR
Ms. Jaea Hahn
Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Subject:
Filing on Form N-14 for Delaware Group® Tax-Free Fund (File No. 333-270419), Voyageur Mutual Funds (File No. 333-270421), Delaware Group Income Funds (File No. 333-270423), Delaware Group Limited-Term Government Funds (File No. 333-270426) and Delaware Group Government Fund (File No. 333-270420) (together, the “Registrants”)

Dear Ms. Hahn and Mr. Long:
On behalf of each Registrant listed above, submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Registrants’ Combined Proxy Statement/Prospectus on Form N-14 (the “Proxy Statement/Prospectus”).  The Proxy Statement/Prospectus was filed as part of the proposed reorganization of: (i) the Delaware Ivy Municipal Bond Fund, a series of Ivy Funds, into Delaware Tax-Free USA Fund, a series of Delaware Group Tax-Free Fund; (ii) the Delaware Ivy Municipal High Income Fund, a series of Ivy Funds into Delaware National High-Yield Municipal Bond Fund, a series of Voyageur Mutual Funds; (iii) Delaware Ivy California Municipal High Income Fund, a series of Ivy Funds, into Delaware Tax-Free California Fund, a series of Voyageur Mutual Funds; (iv) Delaware Ivy Corporate Bond Fund, a series of Ivy Funds, into Delaware Corporate Bond Fund, a series of Delaware Group Income Funds; (v) Delaware Ivy Crossover Credit Fund, a series of Ivy Funds, into Delaware Corporate Bond Fund, a series of Delaware Group Income Funds; and (vi) Delaware Ivy Strategic Income Fund, a series of Ivy Funds, into Delaware Strategic Income Fund, a series of Delaware Group Government Fund.
Each comment from the Staff is summarized below, followed by the Registrants’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement/Prospectus.
Accounting Comments

1.	Comment: Please add hyperlinks to the relevant prospectuses incorporated by reference on page 4 of the Proxy Statement/Prospectus.

Response: The hyperlinks have been added as requested.

2.	Comment: Under the heading “What are the costs of the Reorganizations?” beginning on page 6 of the Proxy Statement/Prospectus, please specify the anticipated cost of each reorganization to each fund.

Response: The disclosure has been revised as requested.

3.
Comment: Under the heading “What are the fees and expenses of each Fund and what are the anticipated fees and expenses after the Reorganization?” beginning on page 51 of the Proxy Statement/Prospectus, please complete the date as of which pro forma information is provided.

Response: The disclosure has been revised as requested.

4.
Comment: Please add a footnote describing the post-reorganization fee waiver terms to the pro forma fee and expense information provided with respect to the Delaware Tax-Free USA Fund on page 52 of the Proxy Statement/Prospectus.

Response: The disclosure has been revised as requested.

5.
Comment: In the fee and expense table with respect to the reorganization of the Delaware Ivy Municipal High Income Fund into the Delaware National High Yield Municipal Bond Fund, please revise to clarify that the Acquiring Fund’s current Class R6 fee waiver is a negative number (e.g., add parenthesis to conform to the presentation for the other classes shown).

Response: The disclosure has been revised as requested.

6.
Comment: In each applicable fee and expense table, please complete the termination date(s) of the post-reorganization fee waiver arrangements. Please also confirm supplementally that any waiver arrangements shown in the tables will be in place for at least one year from the effective date of the Proxy Statement/Prospectus.

Response: Each Registrant supplementally confirms that all applicable post-reorganization fee waiver arrangements will remain in place for at least one year from the effective date of the Proxy Statement/Prospectus. The disclosure has been revised as requested to provide the term of each fee waiver.

7.	Comment: Please clarify supplementally whether expenses waived are recoupable. If appropriate, consider removing the “Recoupments” column included in the fee and expense tables.

Response: The Registrant confirms that waived expenses under the applicable Funds’ expense limitation arrangements are not subject to recoupment. The tables have been revised to remove the above referenced column, as requested.

8.
Comment: With respect to the distributor waiver arrangement disclosed in footnote 7 to the fee and expense table relating to the reorganization of the Delaware Ivy Limited-Term Bond Fund into the Delaware Limited-Term Diversified Income Fund beginning on page 58 of the

Proxy Statement/Prospectus, please revise as appropriate to reflect that the waiver will be in place for at least one year from the effective date of the Proxy Statement/Prospectus or remove the waiver from the fee table.

Response: The disclosure has been revised as requested.

9.	Comment: The Staff notes the disclosure includes certain waiver terms with respect to shares acquired prior to 1992. If appropriate, please remove any such information that is no longer relevant.

Response: The Registrants confirm such disclosure remains applicable and accordingly, no change has been made to the disclosure in response to this comment.

10.
Comment: With respect to the Capitalization tables provided for each reorganization, please revise the pro forma adjustment amounts to include the costs of the respective reorganization anticipated to be incurred by each Fund, consistent with footnote 2 to each table. Additionally, please ensure each capitalization table is dated as of a date within 30 days of the filing.

Response: The disclosure has been revised as requested.

11.
Comment: Please correct the reference to the Delaware Group Limited-Term Government Funds’ annual report to shareholders with respect to Delaware Limited-Term Diversified Income Fund, which is incorporated by reference into the SAI, to reflect the Fund’s most recent annual report as of December 2022.

Response: The disclosure has been revised as requested.

Legal Comments

12.
Comment: Please respond to all comments in a letter filed as correspondence on EDGAR at least five business days prior to the proposed effective date of the filing. Additionally, where a change in disclosure is made in response to disclosure comments, please make corresponding changes throughout the Proxy Statement/Prospectus wherever similar disclosure appears.

Response: Each Registrant acknowledges this comment and will do so.

13.	Comment: Please revise the letter to shareholders to clarify that a shareholder vote is required to approve each Reorganization.

Response: The disclosure will be revised as requested.

14.	Comment: Please supplementally explain why each Registrant believes it is appropriate to combine multiple proposed reorganizations into a single Proxy Statement/Prospectus, particularly where the acquiring funds are in separate trusts.

Response: The Registrants believe that the Funds and their shareholders benefit from the reduced costs and efficiencies as a result of providing a single, combined document describing the proposed reorganizations in lieu of various individual documents, which the Registrants respectfully submit would not necessarily reduce the aggregate length or complexity of the information contained therein, and would result in significant duplication of information provided to shareholders, particularly for those holding shares of more than one Fund. For example, because the target and acquiring funds, as part of the same family of funds, share the same investment manager and other service providers, the Registrants believe there are efficiencies in providing global information on a combined basis.

15.
Comment: If accurate, please clarify throughout the Proxy Statement/Prospectus as applicable each Reorganization requires shareholder approval. Please also clarify if true, that each reorganization is not contingent on the approval of any other reorganization described therein.

Response: The disclosure throughout will be revised as requested.

16.
Comment: Please revise the letter to shareholders to clarify that each shareholder will be entitled to vote only with respect to a reorganization involving a target fund in which he or she holds shares as of the record date.

Response: The disclosure will be revised as requested.

17.	Comment: Please hyperlink to each document incorporated by reference into the Proxy Statement/Prospectus.

Response: The hyperlinks have been added as requested.

18.
Comment: Under the heading “The Reorganizations—What am I being asked to vote upon” on page 5 of the Proxy Statement/Prospectus, please briefly explain why each reorganization is being proposed (e.g., why each target fund is proposed to reorganize into its respective acquiring fund). Additionally, please also clarify here that each reorganization constitutes a separate reorganization and no reorganization is contingent on the approval of any other reorganization.

Response: The disclosure will be revised as requested.

19.
Comment: Under the heading “The Reorganizations—What is the Boards’ Recommendation” on page 5 of the Proxy Statement/Prospectus, subparagraph (vi) lists the following factor: “the performance of the Funds across the various periods and the timing of the new portfolio management teams on the Acquired Funds….” Please revise to clarify the import of the applicable fund’s performance record (e.g., whether an acquiring fund has a better performance record than its corresponding target fund). Please also clarify whether each fund’s portfolio management team is anticipated to remain the same following the respective reorganization and reconcile the disclosure throughout regarding that point. Please also correct numbering of these paragraphs as appropriate.

Response: The disclosure will be revised as requested.

20.
Comment: Under the heading “The Reorganizations—What is the Boards’ Recommendation” on page 5 of the Proxy Statement/Prospectus, please clarify the relevance of each fund’s assets under management as noted in subparagraph (v) (for example, if the significance of the factor is that assets under management are expected to increase, please state that fact).

Response: The disclosure will be revised as requested.

21.
Comment: Please add a section to the Q&A portion of the Proxy Statement/Prospectus a section regarding how the reorganizations will affect fund fees and expenses, including management fee rates and the gross and net expense ratios of each target fund.

Response: The disclosure will be revised as requested.

22.
Comment: Please highlight the fact that certain existing classes of the target funds will be converted into share classes of a corresponding acquiring fund that is anticipated to have a higher gross expense ratio following the reorganization. Please also clarify that such higher gross expense ratios will be reduced after the reorganization as a result of voluntary fee waivers and disclose that there is a possibility that those waivers will not be extended going forward.

Response: The disclosure will be revised as requested.

23.
Comment: Under the heading “The Reorganizations—What will happen if shareholders approve the Plan” on page 6 of the Proxy Statement/Prospectus, consider presenting information in tabular or bullet point format for clarity and to differentiate between the respective reorganizations.

Response: The disclosure format will be revised for clarity as requested.

24.
Comment: Please move the discussion in the last sentence under the heading “The Reorganizations—What will happen if shareholders approve the Plan” on page 6 of the Proxy Statement/Prospectus to the new Q&A section relating to fees and expense ratios as requested in comment 10 above.

Response: The disclosure will be revised as requested.

25.	Comment: Please consider adding a discussion, if applicable, of any material differences between the relevant trusts including with respect to shareholder rights.

Response: The Registrants note that each Trust is organized as a Delaware statutory trust with identical shareholder rights. The disclosure has been revised to add the requested information.

26.	Comment: Under the heading “The Reorganizations—What are the costs of the Reorganizations”

on page 6 of the Proxy Statement/Prospectus, please disclose any material costs anticipated due to portfolio repositionings in connection with each reorganization, as applicable, and address who will bear those costs.

Response: Each Registrant supplementally confirms there are no material repositioning costs anticipated to result from any of the Reorganizations.

27.
Comment: Under the heading “The Reorganizations—What happens if a Reorganization is not approved” on page 6 of the Proxy Statement/Prospectus, please revise references from “the Boards” to “the relevant Board” for clarity.

Response: The disclosure will be revised as requested.

28.
Comment: Please revise the statement regarding the Boards’ recommendation that shareholders vote to approve each reorganization to specify the recommendation of the applicable Board on behalf of each Acquired Fund, for clarity.

Response: The disclosure will be revised as requested.

29.	Comment: On page 17 of the Proxy Statement/Prospectus, consider revising the term “alone” to “solely by” for clarity.

Response: The disclosure will be revised as requested.

30.
Comment: With respect to the reorganization of Delaware Ivy California Municipal High Income Fund into the Delaware Tax-Free California Fund, we note that the Acquired Fund may invest up to 50% of its assets in lower quality bonds including junk bonds, whereas the Acquiring Fund may invest up to 30% of its assets in junk bonds. In light of this difference, please supplementally confirm that the Funds share the same relative risk/return profile, as stated in the disclosure on page 23 or revise accordingly.

Response: Management believes that the relative risk/return profile of the two funds is materially the same, notwithstanding the additional flexibility of the Acquired Fund mandate in this context to invest in lower quality bonds, inclusive of junk bonds, beyond the stated limit of the Acquiring Fund. Accordingly, the Registrants believe that the disclosure is accurate and no further changes have been made in response to this comment.

31.
Comment: With respect to the reorganization of the Delaware Ivy Corporate Bond Fund into the Delaware Corporate Bond Fund, the Acquired Fund discloses “Financials sector risk” as a principal risk, whereas the Acquiring Fund does not. Please clarify whether any repositioning of the Acquired Fund’s portfolio is anticipated with respect to holdings in the financials sector or any other particular sector in connection with the Reorganization.

Response: As noted above, the Registrant confirms no material portfolio repositioning of the Acquired Fund’s portfolio is currently anticipated in connection with the Reorganization.

32.
Comment: With respect to the reorganization of the Delaware Ivy Crossover Credit Fund into the Delaware Corporate Bond Fund, will Acquired Fund reposition crossover debt holdings in the portfolio in connection with the Reorganization? Specifically, we note that the Acquired Fund is permitted to invest greater total percentage of its assets in non-investment grade securities.

Response: The Registrant notes that current non-investment grade holdings of the Acquired Fund are within the investment parameters of the Acquiring Fund and accordingly, as noted above, the Registrant confirms no material portfolio repositioning of the Acquired Fund’s portfolio is currently anticipated in connection with the Reorganization.

33.
Comment: With respect to the Delaware Ivy Strategic Income Fund’s and the Delaware Strategic Income Fund’s investments in emerging market securities, please clarify whether each Fund defines “emerging markets” in the same way.

Response: The Registrants confirms that the Funds’ definitions of emerging markets align.

34.
Comment: Please revise the inconsistent parenthesis and negative sign presentation in the fee and expense table relating to the fee waiver for the Class C shares of the Delaware Ivy Municipal Bond Fund on page 52.

Response: The disclosure has been corrected.

35.	Comment: Please supplementally confirm that each Fund’s fee and expense waiver arrangement does not permit recoupment of any fees waived and/or expenses reimbursed.

Response: Each Registrant so confirms. Please also see our response to comment 7 above, indicating the same.

36.
Comment: Please revise the inconsistent parenthesis presentation in the fee and expense table relating to the fee waiver for the Class R6 shares of the Delaware Ivy Municipal High Income Fund on page 53.

Response: The disclosure has been corrected.

37.
Comment: With respect to each reorganization that is anticipated to result in higher gross expense ratios post-reorganization for any class, please specifically highlight that fact and the reasons therefor within the new Q&A section added above in response to our comments.

Response: The disclosure will be revised as requested.

38.	Comment: Item 9 under the heading “Reasons for the Reorganizations” on page 116 refers to new portfolio management teams on the Acquired Funds. Please clarify in the disclosure whether and when the portfolio management teams of the Acquired Funds will change.

Response: The disclosure will be revised as requested.

39.	Comment: Please clarify the language in the narrative introduction to the capitalization table on page 125 of the Proxy Statement/Prospectus.

Response: The disclosure will be revised as requested.

40.	Comment: Please hyperlink all documents incorporated by reference into the Proxy Statement/Prospectus.

Response: The hyperlinks will be added as requested.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Taylor Brody
Taylor Brody